From the desk of:

Pete A. Meyers

pmeyers@eagleus.com

(201) 326-5300

January 29, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson
Christine Torney

Re:	Eagle Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 28, 2019
File No. 001-36306

Dear Ms. Robertson and Ms. Torney:

We are in receipt of the comment letter, dated December 23, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 10-K for the fiscal year ended December 31, 2018, filed on February 28, 2019 (the “Form 10-K”). Below is the response of Eagle Pharmaceuticals, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 71

1.	Please tell us the extent to which each change in revenue for product sales was due to volume versus price. Please explain your consideration of disclosing this information in your filing.

Response: The Company acknowledges the Staff’s comment and advises that product sales increased by $25.1 million, from $45.3 million in the year ended December 31, 2017 to $70.4 million in the year ended December 31, 2018. The increase of $25.1 million is primarily driven by:

•	A May 2018 launch of Big Bag (or Belrapzo), which generated $22.9 million in product revenue in the year ended December 31, 2018;
•	An increase in product sales of Bendeka of $8.3 million, of which $8.2 million was due to price increases and $0.1 million was due to volume increases. It is important to note here that, as disclosed in our product description in the Business section of the Form 10-K, Bendeka product sales yield little or no profit as the Company’s profitability related to Bendeka is realized from royalties received from our business partner, Cephalon, Inc. (“Cephalon”), a wholly-owned subsidiary of Teva Pharmaceuticals Industries Ltd. (“Teva”);

•	An increase in Ryanodex product sales of $2.7 million, of which $2.6 million was due to price increases and $0.1 million was due to volume increases;
•	The increases were partially offset by a $3.7 million decrease in product sales of Argatroban due to volume decreases. It is important to note here that, as disclosed in our product description in the Business section of the Form 10-K, Argatroban product sales yield little or no profit as the Company’s profitability related to Argatroban is realized from royalties received from our business partners, Chiesi USA, Inc. and Sandoz Inc.; and
•	A decrease of $3.8 million in product sales of Non-Alcohol Docetaxel Injection due to the Company’s discontinuation of this product in September 2018.

We considered the discrete event of the launch of Belrapzo in May 2018 that resulted in $22.9 million of 2018 product sales as being the primary driver of the total increase in 2018 product sales of $25.1 million and therefore made this event the first and most prominent disclosure for the reader. We viewed the 2018 volume and price fluctuations of the other products as being insignificant relative to the Belrapzo launch. In future periodic reports, we will include price and volume fluctuations in our review of product sales and will disclose such fluctuations when they are significant drivers of total changes of product sales.

Research and Development, page 72

2.	Please provide us an analysis of research and development expenses incurred for each year presented by product candidate. Consider providing us proposed disclosure to be included in future periodic reports to improve your disclosure similar to your disclosure in the Form 10-K for the fiscal year ended December 31, 2015.

Response: The table below represents the Company’s research and development expenses by project for the periods presented.

	Year Ended December 31,	Year Ended December 31,	Increase (Decrease)
	2018 (in thousands)	2017 (in thousands)	(in thousands)
Fulvestrant “EGL-5385-C-1701”	$21,687	$10,245	$11,442
Ryanodex EHS “EP-4104”	3,845	2,987	858
Vasopressin	1,029	-	1,029
Ryanodex OD / NA	810	971	(160)
Pemetrexed “EP-5101”	290	1,982	(1,692)
All other projects	3,337	4,093	(756)
Salary and other personnel related	13,421	12,329	1,092
Total research and development	$44,419	$32,607	$11,813

Research and development expenses increased by $11.8 million in the year ended December 31, 2018 to $44.4 million as compared to $32.6 million in the year ended December 31, 2017.

The increase is principally related to $11.4 million of project spend for EGL-5385-C-1701 relating to the clinical study, which completed randomization of 600 subjects in the first quarter of 2018, a $1.1 million increase in spend for salary and other personnel related expenses due to an increase in headcount in our research and development function, and a $1.0 million increase in project spend for Vasopressin. The increases were partially offset by a $1.7 million decrease in project spend for EP-5101.

In future periodic reports, we will provide a similar analysis of research and development expenses incurred for each period presented by project in order to provide more meaningful disclosure for the reader.

Notes to Consolidated Financial Statements, page F-8

3.	Please tell us why you did not provide disclosure of revenue by product pursuant to ASC 280-10-50-40.

Response: We acknowledge the Staff’s comment and advise as follows:

•	We manage our business as one reporting segment;
•	The majority of our revenues are from royalties with Cephalon, a wholly-owned subsidiary of Teva. Royalty revenues comprised 67% of 2018 total revenue;
•	We disclosed that Royalty revenues are generated pursuant to two agreements in Note 1: the “Cephalon License” and the “SymBio License Agreement”. In Note 2, we disclosed that 75% of net revenues are related to Cephalon (Teva);
•	Product revenues are described in detail within the Revenue Recognition section of footnote number 2 on Page F-14 of the Form 10-K;
•	Product sales, Royalty revenue and License and other revenue are separately disclosed on the Consolidated Statements of Income. We believe these disclosures provide readers the most relevant insights into our total revenue that aligns with how management views and operates our business;
•	However, pursuant to ASC 280-10-50-40, the Company will provide more specific disclosures of revenue by product and royalty in future periodic reports.

As a supplement to the Company’s above response, 2018 and 2017 product sales by product were as follows:

	Year Ended December 31,
	2018 (in thousands)	2017 (in thousands)
Bendeka	24,568	16,225
Big Bag (or Belrapzo)	22,853	-
Ryanodex	20,195	17,500
Other	2,768	11,602
Product Sales	$70,385	$45,327

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (201) 423-7766. Thank you.

Sincerely,

/s/ Pete Meyers

Pete Meyers
Chief Financial Officer
Eagle Pharmaceuticals, Inc.